SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ/MF (Corporate Tax Registration) 02.808.708/0001-07
NIRE (Companies Registrar) 35.300.157.770
A Publicly-Held Company

NOTICE TO THE SHAREHOLDERS

Companhia de Bebidas das Américas - AmBev (the “Company”) hereby publicly informs to its shareholders that it was approved in the Extraordinary General Meeting held on June 29, 2007, the reverse split of Company’s shares in the proportion of 100 existing shares to 1 new share. In this sense, the number of the Company’s shares is amended to 345,054,728 common shares and 279,362,507 preferred shares.

During the period of July 2 to August 1, 2007, the Company’s shareholders may, at their sole discretion, adjust their position to remain with multiple of 100 shares of each specie, by means of acquisition or sale, through private negotiation or brokers authorized to operate at the São Paulo Stock Exchange (Bolsa de Valores de São Paulo - Bovespa), of the fraction of shares they are entitled to.

As of August 2, 2007, the Company’s shares will be traded based on a per share price instead of in round lots of 1,000 shares.

The Company’s shares that may not be accredited in full to each shareholder will be sold in the Stock Exchange, through an auction to occur on August 15, 2007. The result of the sale will be divided, proportionally, between the fraction holders. The shareholders holding fractions of shares that have already indicated a bank account for the deposit of dividends will automatically receive the amount corresponding to the sale of the fractions in such bank accounts on August 20, 2007. For those shareholders that have not indicated the bank account or with outdated register, the amount corresponding to the sale will be available in the Depositary Institution - Banco Itaú S.A., as of the same date, which will proceed with payment upon presentation of documentation that evidences ownership of shares or identification of shareholder, as the case may be.

Until August 1, 2007, the American Depositary Receipts - ADRs representing the Company’s shares will continue to be negotiated at the New York Stock Exchange - NYSE on the same proportion as it is currently, i.e., 1 ADR representing 100 common or preferred shares, as the case may be. As of August 2, 2007, each ADR will be negotiated at NYSE with the new proportion, i.e., 1 ADR representing 1 common or preferred shares, as the case may be.

For any further clarification, the Company may be contacted at the telephone number 55 (11) 2122.1415, during the following periods: from 9 a.m. to 12 p.m. and from 2 p.m. to 6 p.m.

São Paulo, June 29,2007.

Companhia de Bebidas das Américas
Graham Staley
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: June 29, 2007	By:	/s/ Graham Staley
Graham Staley
Chief Financial Officer and Investor Relations